July 11, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re:

Ambient Corporation

Post-Effective Amendment No. 1 to Registration Statement on Form SB-2

SEC File Number:  333-134872

Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ambient Corporation, a Delaware corporation (the “Company”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to its Registration Statement on Form SB-2 (File No. 333-134872) (the “Registration Statement”).  The Post-Effective Amendment was initially filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2006.

The Post-Effective Amendment was incorrectly tagged as a post-effective amendment under Rule 462(c) promulgated under the Securities Act at the time of the filing.  Accordingly, the Company is requesting that the Post-Effective Amendment be withdrawn and is re-filing a new post-effective amendment to the Registration Statement that will include the correct EDGAR tag.

The Company confirms that no securities have been sold pursuant to the Post-Effective Amendment.

Please contact our legal counsel, Jonathan Freedman, should you have further questions regarding our request for withdrawal.  Mr. Freedman may be reached at 646-633-3577.  Thank you for your assistance in this matter.

Very truly yours,

AMBIENT CORPORATION

By:  /s/ John J. Joyce_______

Name:  John J. Joyce

Title:  Chief Executive Officer